File No. 82-3929

08001139

FNC

FANCAMP EXPLORATION LTD.

SUPPL

FINANCIAL STATEMENTS
&
MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE 3rd QUARTER ENDED JANUARY 31, 2008

Prepared By Management
February 28, 2008

LISTED ON TSX venture EXCHANGE TSX

FANCAMP EXPLORATION LTD.
BALANCE SHEETS

	January 31 2008	April 30 2007
Assets		
Current		
Cash and Cash Equivalents	**312,623**	193,536
Marketable Securities (Note 3)	**131,852**	163,042
Accounts Receivable	**452,922**	164,763
Sales Taxes Refundable	**12,978**	17,060
Accrued Mining Duty Receivable	**34,875**	39,085
Accrued Exploration Tax Credits Receivable	**0**	89,415
Prepaid Expenses	**0**	2,813
Total Current Assets	**945,251**	669,714
Mineral Properties Interests (Note 2)	**1,128,175**	942,861
Total Assets	**2,073,426**	1,612,575
Liabilities		
Current		
Accounts Payable and Accrued Liabilities (Note 5 (c))	**13,587**	27,948
Long-term		
Deferred Quebec Mining Duties	**163,979**	163,978
Total Liabilities	**177,566**	191,926
Shareholders' Equity		
Share Capital (Note 4)	**7,423,341**	6,931,165
Contributed Surplus	**2,767,208**	209,907
Accumulated Comprehensive Income	**15,836**	64,778
Deficit	**(8,310,525)**	(5,785,201)
Total Shareholders' Equity	**1,895,860**	1,420,649
Total Liabilities and Shareholders' Equity	**2,073,426**	1,612,575

Note 1 - Nature and Continuance of Operations

Note 6 - Contingencies

Note 7 - Subsequent Events

Approved by the Directors:

"Peter Smith" Director **"Debra Chapman" Director**

FANCAMP EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT

	3 Months January 31 2008	9 Months January 31 2008	3 Months January 31 2007	9 Months January 31 2007
Revenue				
Net Mineral Property Option Revenue (Note 2)	46,342	312,726	0	0
Expenses				
Field Administration, Management and Consulting	10,150	25,150	7,500	22,500
General Exploration Expenditures (Recovery)	0	2,150	1,850	5,614
Legal and Accounting	3,219	7,736	2,400	2,972
Interest Expenses and Bank Charges	25	74	20	(16)
Office Rent, Supplies and Services	10,382	27,051	5,270	23,026
Share Transfer, Listing and Filing Fees	4,539	15,530	3,802	15,053
Stock based Compensation	0	2,755,309	0	0
Telephone	1,095	3,331	1,361	3,555
Travel and Accomodations	1,718	1,718	1,029	2,560
Total Expenses	31,128	2,838,050	23,232	75,264
Net Income (Loss) from Operations	15,214	(2,525,324)	(23,232)	(75,264)
Loss on Investments	0	0	855	7,890
Net Income (Loss)	15,214	(2,525,324)	(24,088)	(83,154)
Deficit, Beginning of Period	8,325,739	5,785,201	6,261,449	6,202,383
Deficit, End of Period	8,310,525	8,310,525	6,285,537	6,285,537
Net Income (Loss) Per Share				
Basic	0.00	-0.09	0.00	0.00
Diluted	0.00	-0.08	0.00	0.00
Number of Shares Outstanding				
Basic		27,460,981		24,914,591
Diluted		29,260,981		27,360,981

FANCAMP EXPLORATION LTD.
STATEMENTS OF CASH FLOWS

	3 Months Ended January 31 2008	9 Months Ended January 31 2008	3 Months Ended January 31 2007	9 Months Ended January 31 2007
Operating Activities				
Income (Loss) for the Period	15,214	(2,525,324)	(24,088)	(83,154)
Items Not Requiring Cash in the Year				
Net Mineral Property Option and Other Payments	0	188,000	100,000	244,348
Mineral Properties Interests Written Off/Down	0	(166,384)	0	0
Stock based Compensation	0	2,557,301	0	0
Increase in Value of Marketable Securities	(50,993)	(48,942)	0	0
	(35,779)	4,651	75,912	161,194
Changes in Non-Cash Working Capital Items	102,592	(170,810)	271	109,480
	66,813	(166,159)	76,183	270,674
Financing Activities				
Shares Issued for Property Acquisition			21,000	21,000
Shares Issued for Cash	0	492,176	0	152,802
Total Financing Activities	0	492,176	21,000	173,802
Investing Activities				
Mineral Property Acquisition	(3,087)	(25,819)	(21,000)	(53,792)
Mineral Exploration Expenditures	(116,567)	(181,111)	(64,996)	(154,952)
Total Investing Activities	(119,654)	(206,930)	(85,996)	(208,744)
(Decrease) Increase in Cash and Cash Equivalents	(52,841)	119,087	11,187	235,732
Cash and Cash Equivalents, Beginning of Period	365,466	193,536	259,725	35,180
Cash and Cash Equivalents, End of Period	312,623	312,623	270,911	270,911

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Fancamp Exploration Ltd. ("Fancamp") was incorporated under the laws of the Province of British Columbia. The Company owns interests in mineral properties in the Provinces of Ontario, Quebec and New Brunswick, Canada. Fancamp is an exploration stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's legal interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has an accumulative loss of $8,308,025 at January 31, 2008 (2007 - $6,285,537) and has not developed any self sustaining operations. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to maintain its existence is dependent upon the continuing support of its creditors and its success in obtaining new equity financing for its ongoing operations. Realization values may be substantially different from carrying values, as shown in these financial statements, should the Company be unable to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at January 31, 2008 and 2007 the Company does not have any cash equivalents. As at January 31, 2008, the Company does have cash which is over the federally insured limit ($212,623). (2007 – $93,536).

Mineral properties interests

Fancamp capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property, before being recognized as income into operations. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Certain of the Company's mineral properties interests are held jointly with other parties. The capitalized costs of these mineral properties include only the Company's joint venture share of the costs.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Quebec mining duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Exploration tax credits

The Company accounts for accrued tax credits on eligible exploration expenditures as a deduction from its mineral properties interests, on a property by property basis, and will be charged to operations on the same basis as the deferred acquisition and exploration and development expenditures. The exploration tax credits are accrued in the year when the exploration expenditures are incurred, provided there is reasonable assurance that the tax credits will be realized.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

Stock-based compensation

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes into income a future income tax benefit on the renouncement of Canadian exploration expenditures to its flow-through share investors.

Long-lived assets impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as "site restoration costs", in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at January 31, 2008 (2007 - $nil).

Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) for the period by the number of shares outstanding at the end of the period. Diluted income (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. Treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

NOTE 3 – MARKETABLE SECURITIES

	01/31/08	01/31/07
	$	$
Nebu Resources Inc., RT Minerals Inc. (Private Companies)	2	
Urcan Resources Ltd., at fair market value	85,750	0
Probe Mines Ltd., at fair market value	32,320	17,170
Bonaventure Enterprises Inc.	13,000	0
Diadem Resources Ltd., at fair market value	780	2,344
	131,852	19,514

NOTE 4 - SHARE CAPITAL

(a) Authorized: 50,000,000 common shares without par value

Issued:

	2007-2008		2006-2007	
	Number	Amount	Number	Amount
		$		$
Balance, beginning of year	25,126,924	6,931,165	23,792,981	6,750,473
Issued in year for cash:				
Exercise of flow-through warrants			1,000,000	150,000
Exercise of stock options	2,334,057	294,168	21,610	2,801
Issued for property acquisition			100,000	21,000
Allocated from Contributed Surplus		198,008		
Balance, end of period	**27,460,981**	**7,423,341**	**24,914,591**	**6,924,274**

(b) Share purchase warrants

There are no share purchase warrants outstanding.

(c) Management incentive options

A summary of stock options outstanding and exercisable is as follows:

Exercise price per share	Expiry date	Number of options outstanding 2008	2007
0.15	June 29, 2009	0	793,000
0.14	May 25, 2008	0	829,000
0.15	July 4, 2010	100,000	624,390
0.11	July 19, 2010	0	200,000
0.11	August 21, 2011	0	0
1.90	October 30, 2012	1,700,000	0
		1,800,000	2,446,390

No options were granted, exercised, re-priced or expired during the quarter.

(d) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

The Company has a commitment to incur a further $150,000 (2006: $578,755) of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) by July 6, 2008 pursuant to the terms of exercise of flow-through share purchase warrants.

NOTE 5 - RELATED PARTY TRANSACTIONS AND BALANCES

Transactions and balances with related parties not disclosed elsewhere in these financial statements comprise:

	2008	2007
	$	$
(a) Professional geological fees paid, or recorded as payable, to a Director	48,375	43,675
(b) Administration fees paid, or recorded as payable, to a Director(s)	18,154	17,400

Transactions with related parties are measured at the exchange amount of consideration established and agreed to by the related parties.

NOTE 6 – CONTINGENCIES

The Company has a dispute with one of its exploration service suppliers for a total invoiced amount of $50,000. Management's position is that the supplier has not provided the agreed-upon services. The outcome of the dispute is at present indeterminable and the Company accordingly has not accrued the corresponding liability of $50,000 in its accounts. The Company is contesting the claimed amounts vigorously.

Under the terms of exploration licenses granted in prior years by the State of Botswana, ("Botswana") the Company was obligated to meet specified exploration commitments over the term of the licenses. Botswana is entitled to recover any exploration expenditure shortfall by requiring payment of the shortfall amount in default. The Company's last remaining license expired in the 2001 fiscal year. An estimated exploration commitment shortfall of 3,190,605 Botswana Pula remained upon termination of the Company's exploration work in Botswana. In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations in the amount of $610,170. In the event that the Botswana government initiates collection of the above-noted exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (Cdn$680,237).

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to the end of the Quarter, the Company settled, without prejudice, the lawsuit detailed in Note 6 for $22,000.

An option for the purchase of 50,000 common shares, at a price of $0.15 per share, was exercised in February, 2008.

In February, 2008, options for the purchase of up to 250,000 common shares, at a price of $1.90 per share, exercisable on or before February 13, 2013, were granted, pursuant to the Company's Stock Option Plan.

The Company entered into an agreement to sell its 50% interest in the Magpie deposit to a newly formed company, The Magpie Mines Inc, in exchange for 27,460,981 common shares of The Magpie Mines Inc. The Sheridan Platinum Group will also receive the same number of shares for their 50 % interest. Fancamp and Sheridan will each retain a 1% NSR in the Magpie deposits. Due to the challenges presented by this type and size of deposit, it was deemed that the most effective way to proceed would be to sever it from Fancamp and Sheridan's other operations and to finance the project separately. The Magpie Mines Inc. is a private company with the intention of going public within the year.

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the three month period ended January 31, 2008:

	As At October 31, 2007			Mineral Properties Interest Expenditures Incurred During the Period Ended January 31, 2008				As at January 31, 2008		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) (Income/Sales)	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Cundy Lake	574	680	1,254					574	680	1,254
Digdeguash, NB	3,655	4,697	8,352					3,655	4,697	8,352
Dileo Lake, PQ		125	125					0	125	125
Gamache, PQ	56	357	413					56	357	413
La Grande, PQ	(1,100)	1,100						(1,100)	1,100	
Lac de la Blache, PQ	1,334	5,643	6,977					1,334	5,643	6,977
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	177	679					502	177	679
Lemoine, PQ	4,390	14,245	18,635					4,390	14,245	18,635
Manic III, PQ	2,255	3,754	6,009					2,255	3,754	6,009
Manicuagan, PQ	27,195	17,599	44,794					27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	0	1,242
McFaulds		4,550	4,550			41,175		0	45,725	45,725
Sept-Iles Mechant, PQ	2,068	39,169	41,237					2,068	39,169	41,237
St. George's, NB	7,403	123,919	131,322			710		7,403	124,629	132,032
Upsalquitch Forks, NB	301	1,550	1,851					301	1,550	1,851
Jointly Held										
Baie Comeau	2,976	5,934	8,910				(8,910)	(5,934)	5,934	0
Beauce, PQ	93,832	93,661	187,493	685		76,047		94,517	169,708	264,225
Dieter Lake, PQ	6,961	9,400	16,361					6,961	9,400	16,361
George River, PQ	(2,019)	2,021	2					(2,019)	2,021	2
Hanna Uranium, PQ	1,450	0	1,450					1,450	0	1,450
Longue Pointe de Mingan, PQ	0	350,006	350,006					0	350,006	350,006
Magpie	1,375	975	2,350	5,378		4,570		6,753	5,545	12,297
Mt. Reed/Mt. Wright, PQ	13,500	53,052	66,552					13,500	53,052	66,552
Rupert, PQ	8,135	28,036	36,171					8,135	28,036	36,171
St. George's, NB	(745)	40,411	39,666					(745)	40,411	39,666
St. Urbain, PQ		3,068	3,068					0	3,068	3,068
Villebon	23,198	3,487	26,685					23,198	3,487	26,685
Royalty Interests										
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
Johan Beetz, PQ	1		1					1	0	1
	200,350	808,171	1,008,521	6,063	0	122,502	(8,910)	197,503	930,673	1,128,175

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the three month period ended January 31, 2007:

	As At October 31, 2006			Mineral Properties Interest Expenditures Incurred During the Period Ended January 31, 2007				As at January 31, 2007		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	184	185					1	184	185
Brown's Mountain, NB										
Dileo Lake, PQ	1	432	433					1	432	433
Gamache, PQ	1	138	139					1	138	139
La Grande, PQ		1,796	1,796						1,796	1,796
Lac de la Blache, PQ	1,334	5,643	6,977					1,334	5,643	6,977
Lemoine, PQ	1	2,487	2,488			550		1	3,037	3,038
Manic III, PQ	2,255	3,526	5,781					2,255	3,526	5,781
Manicuagan, PQ	27,195	17,599	44,794					27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	0	1,242
McFaulds Fancamp, ON	1		1					1	0	1
Sept-Iles Mechant, PQ	1	833	834			1,100		1	1,933	1,934
St. George's, NB	5,319	123,919	129,238					5,319	123,919	129,238
Upsalquitch Forks, NB	901	950	1,851					901	950	1,851
Jointly Held										
George River, PQ	19,698	3,300	22,998					19,698	3,300	22,998
Hanna, PQ	1,317		1,317					1,317		1,317
Johan Beetz, PQ	(104,836)	20,295	(84,541)		(100,000)			(204,836)	20,295	(184,541)
Longue Pointe de Mingan, PQ		347,416	347,416			2,571			349,987	349,987
Mt. Reed/Mt. Wright, PQ	12,850	37,741	50,591			(1,125)		12,850	36,616	49,466
Rupert, PQ	8,135	2,338	10,473			36,212		8,135	38,550	46,685
St. George's, NB	3,578	28,471	32,049					3,578	28,471	32,049
St. Urbain		1,375	1,375			345		0	1,720	1,720
Villibon	10,380	550	10,930					10,380	550	10,930
Royalty Interests										
Beauce, PQ	34,308	51,175	85,483	21,000		25,343		55,308	76,518	131,826
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	23,684	650,168	673,851	21,000	(100,000)	64,996	0	(55,316)	715,164	659,848

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the nine month period ended January 31, 2008:

	As At April 30, 2007			Mineral Properties Interest Expenditures Incurred During the Period Ended January 31, 2008				As at January 31, 2008		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) (Income/Sales)	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Cundy Lake				574		680		574	680	1,254
Digdeguash, NB				3,655		4,194		3,655	4,194	7,849
Dileo Lake, PQ			0			125		0	125	125
Gamache, PQ	56	282	338			75		56	357	413
La Grande, PQ	(1,100)	1,100	0					(1,100)	1,100	0
Lac de la Blache, PQ	1,334	5,643	6,977					1,334	5,643	6,977
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	178	680					502	177	679
Lemoine, PQ	4,390	7,463	11,853			6,782		4,390	14,245	18,635
Manic III, PQ	2,255	3,526	5,781			228		2,255	3,754	6,009
Manicuagan, PQ	27,195	17,599	44,794					27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	0	1,242
McFaulds						45,725		0	45,725	45,725
Sept-Iles Mechant, PQ	1,024	29,942	30,966	1,044		9,227		2,068	39,169	41,237
St. George's, NB	5,319	123,919	129,238	2,084		4,662		7,403	128,581	135,984
Upsalquitch Forks, NB	301	1,550	1,851					301	1,550	1,851
Jointly Held										
Baie Comeau	2,976		2,976			5,934	(8,910)	(5,934)	5,934	0
Beauce, PQ	92,982	91,253	184,235	1,535		78,455		94,517	169,708	264,225
Dieter Lake, PQ	6,961	9,320	16,281			583		6,961	9,903	16,864
George River, PQ	19,597	2,021	21,618				(21,616)	(2,019)	2,021	2
Hanna Uranium, PQ	1,450		1,450					1,450	0	1,450
Longue Pointe de Mingan, PQ	0	349,956	349,956			50		0	350,006	350,006
Magpie				6,753		5,545		6,753	5,545	12,298
Mt. Reed/Mt. Wright, PQ	12,850	33,498	46,348	650		23,303		13,500	56,801	70,301
Rupert, PQ	8,135	26,588	34,723			1,448		8,135	28,036	36,171
St. George's, NB	(745)	36,459	35,714					(745)	36,459	35,714
St. Urbain, PQ		1,118	1,118			(1,800)		0	(682)	(682)
Villebon	10,698	1,657	12,355	12,500		1,830		23,198	3,487	26,685
Royalty Interests										
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
Johan Beetz, PQ	1		1					1		1
	199,234	743,627	942,861	28,795	0	187,046	(30,526)	197,503	930,672	1,128,175

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the nine month period ended January 31, 2007:

	As At April 30, 2006			Mineral Properties Interest Expenditures Incurred During the Period Ended January 31, 2007				As at January 31, 2007		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	184	185					1	184	185
Brown's Mountain, NB										
Dileo Lake, PQ	1	432	433					1	432	433
Gamache, PQ	1	138	139					1	138	139
La Grande, PQ						1,796			1,796	1,796
Lac de la Blache, PQ	1,334	5,447	6,781			196		1,334	5,643	6,977
Lemoine, PQ	1	1,387	1,388			1,650		1	3,037	3,038
Manic III, PQ	2,255	3,526	5,781					2,255	3,526	5,781
Manicuagan, PQ	27,195	18,123	45,318			(524)		27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	0	1,242
McFaulds Fancamp, ON	1		1					1	0	1
Sept-Iles Mechant, PQ	1		1			1,933		1	1,933	1,934
St. George's, NB	5,319	123,919	129,238					5,319	123,919	129,238
Upsalquitch Forks, NB	1	120	121	300		1,430		301	1,550	1,851
Jointly Held										
George River, PQ				19,698		3,300		19,698	3,300	22,998
Hanna, PQ				1,317				1,317	0	1,317
Johan Beetz, PQ	(4,836)	20,295	15,459		(200,000)			(204,836)	20,295	(184,541)
Longue Pointe de Mingan, PQ		384,376	384,376			(34,389)			349,987	349,987
Mt. Reed/Mt. Wright, PQ	19,714	7,753	27,467			21,999		19,714	29,752	49,466
Rupert, PQ	7,038	1,788	8,826	1,097		36,762		8,135	38,550	46,685
St. George's, NB	3,578	26,272	29,850			2,199		3,578	28,471	32,049
St. Urbain						1,720		0	1,720	1,720
Villibon				2,880	7,500	550		10,380	550	10,930
Royalty Interests										
Beauce, PQ	34,308	4,536	38,844	21,000		71,982		55,308	76,518	131,826
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	97,156	598,296	695,452	46,292	(192,500)	110,604	0	(49,052)	708,900	659,848

Fancamp Exploration Ltd.
Schedule II - Exploration Expenditures on Mineral Properties Interests
January 31, 2007 and 2008

Incurred in the Nine Month Period Ended January 31, 2008:

	Camp Costs	Drilling Assays	Engineering, Consulting, and Sundry	Prospecting, Ground, Air Surveys	Total 2008
Baie Comeau		0	0		0
Beauce			8,983	69,472	78,455
Cundy Lake				680	680
Dieter Lake			80		80
Digdeguash		503	3,300	894	4,697
Dileo Lake			125		125
Gamache			75		75
Lemoine			650	6,132	6,782
Longue Pointe Mingan			50		50
Magpie	375		2,773	2,397	5,545
Manic III			228		228
McFaulds			7,325	38,400	45,725
Mt. Reed/Mt. Wright			19,554		19,554
Rupert			1,448		1,448
Sept-Iles Mechant			4,550	4,677	9,227
St. George		322	2,590	1,750	4,662
St. Urbain			1,950		1,950
Villebon			1,830		1,830
	375	825	55,511	124,402	181,111

Incurred in the Nine Month Period ended January 31, 2007:

	Camp Costs	Drilling Assays	Engineering, Consulting, and Sundry	Prospecting, Ground, Air Surveys	Total 2007
Beauce		25,004	5,150	41,828	71,982
George River			3,300		3,300
La Grande		1,796			1,796
Lac de la Blache			196		196
Lemoine			1,650		1,650
Longue Pointe Mingan			2,571		2,571
Mt. Reed/Mt. Wright		4,221	21,892	2,750	28,863
Rupert			1,715	35,048	36,763
Sept-Iles Mechant			1,933		1,933
St. George			774	1,425	2,199
St. Urbain	45		1,675		1,720
Upsalquitch	330		500	600	1,430
Villibon			550		550
	375	31,021	41,906	81,651	154,952

FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the period ended January 31, 2008. The Company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is February 28, 2008. Additional information on the Company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration.

OVERALL PERFORMANCE

An helicopter borne AeroTEMII survey and ground geophysics, including a gravity survey, were completed over the Company's claims located in McFaulds Lake, Ontario. The Company is waiting on the final reports from these surveys and intends to select drill targets for a drill program tentatively scheduled for early March, 2008.

The Company entered into option agreements on three of its 50% owned uranium properties, the Baie Comeau/Godbout and Manicuagan properties located on Quebec's North Shore, as well as the George River property located on the northeast Quebec/Labrador border.

The company continued staking new claims near the Magpie titaniferous magnetite deposits in Quebec as well as additional claims for the Beauce property.

The Company continues to hold its titaniferous magnetite property at Lac la Blache, and its and Sheridan's hemoilmenite properties at Mingan and St. Urbain. Bench scale testing, and marketing studies continue.

A Shareholders Rights Plan has been adopted to ensure that all shareholders are treated fairly and equitably in the event of a take-over bid. The Company's news release of November 9, 2007 provides more details of the Plan which will require shareholder ratification at the next annual meeting.

The Company had working capital of $931,664 as at January 31, 2008.

RESULTS OF OPERATIONS

The Company incurred a net profit of $15,214 for the three months ended January 31, 2008, compared to a net loss of $24,088 for the three months ended January 31, 2007. The profit resulted from property option income received during the quarter.

Management fees remained consistent quarter over quarter. See Note 5 "Related Party Transactions ans Balances" attached to the financial statements.

MINERAL PROPERTIES

100% Owned McFaulds Fancamp Property, Ontario

The Company has received preliminary data from the recently commissioned helicopter borne AeroTEM II survey. The survey has confirmed, in more detail, the results of the 2003 reconnaisance Geotem survey, the magnetic and conductive maps of which were the subject of the October 17, 2007 release by the Company, and shows, in particular, the definite linkage of the conductive magnetic high of the Noront Zone with the large, conductive magnetic anomaly on the Fancamp Property, some 300 metres to the SSE. This "Linkage" forms a less intensely magnetic corridor about 150m wide which trends southerly from the SW end of the Noront magnetic feature, for about 300 metres then swings east into the Fancamp ground.

Upon receipt of the final airborne report and the ground geophysics, which includes a gravity survey, diamond drill targets will be selected.

Option to Earn 100% Interest Beauce Property, Quebec

The Company has acquired a 100% interest in a series of claims covering most of the historic Beauce gold placer district of Quebec. This area, a small drainage basin located immediately east of the Chaudiere River, south of Quebec City, was the site of numerous placer gold finds in the nineteenth and twentieth centuries. Results are pending from the recently completed airborne survey and ground geophysics.

50% Owned George River Property

The Company has entered into an option agreement with Nebu Resources Inc. on this property, held 50% with Sheridan Platinum Group.

50% Owned Magpie Property

The Company holds a 50% interest in the well known Magpie titaniferous magnetite deposits located on Quebec's North Shore. The Magpie deposits outcrop as a series of en echelon ridges in a corridor some 4.5 miles long and 2,000 feet wide. The ridges stand up to 800 feet above the surrounding country, lending themselves to low cost mining methods.

50% Owned Mingan Titanium Option, Longue Pointe, Quebec Joint Venture

The Company holds a 50% interest in Mingan and bench scale test work on the massive hemoilmenite is ongoing, with the intent of developing high titanium and iron oxide end products.

Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

50% Owned St. Urbain Iron Titanium Deposits

These historic deposits, held in partnership with the Sheridan Platinum Group, are located near the village of St. Urbain, near Baie St. Paul on Quebec's North Shore. In 1959 a (non 43-101 compliant) global resource at 22 million tons was estimated for 4 deposits, from which a total of ½ million tons had been extracted over the preceding thirty years. Overall grades are on the order of 35% Fe and 36% TiO_2.

50% Owned Mount Reed/Mount Wright Iron Prospects, Quebec Joint Venture

The Company has, with its 50% partner, the Sheridan Platinum Group Ltd., some nineteen separate properties, covering a total of about 28,000 hectares. These properties are in various stages of exploration development, many were drilled in the 50's and 60's, while some are only at the geological mapping stage. The iron formations are concentrating ores, in the 28-35% Fe range, and reported

tonnages (non 43-101 compliant) are in the 25M to 350M ton range. Potential resources are much larger; fully thirteen of the properties have had no grade or tonnage estimates applied to them.

These properties, most in close proximity to road and rail transport, represent considerable potential for groups interested in long term iron ore supplies.

100% Owned Lac Mechant Property, Quebec

This is one of the major geochemical nickel "hotspots" on Quebec's North Shore and remains a significant exploration target. The Company has completed an airborne time domain EM and magnetic survey of this property and is currently in negotiations with a potential joint venture partner.

100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec

This 1,566 hectare property, located 128 km northwest of Baie Comeau (discovered in 1952) was staked by the Company in April, 2004. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (non 43-101 compliant).

100% Owned Rupert Uranium Property, Quebec

This 1,700 hectare property is characterized by highly anomalous uranium values in lake bottom sediments. Little previous work is recorded. The country rocks are characterized by abundant pegmatites, granites and gneisses and numerous fault structures. Uranium values range from the hundreds to over a thousand ppm, in an environment where background is less than 10. The Company considers the area highly prospective for Rossing and Olympic Dam type targets. An airborne radiometric and magnetic survey has been completed on this property.

50% Owned Villibon Nickel Property, Quebec

Together with its 50% partner, the Sheridan Platinum Group, the Company has acquired an option to earn 100% interest in 5 claims from Les Ressources Tectonic Inc. The Company also staked a number of additional claims in the area, of which 23 contiguous claims are subject to a ½% NSR.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc.

Other Properties

The Company continues to maintain the Manic III nickel prospect.

The Company has entered into option agreements on the uranium properties held in Baie Comeau, Manicuagan, Godbout, located on Quebec's North Shore.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended January 31, 2008 and the preceding 7 quarters:

Three Months Ended	4th Quarter April 30, 2007	1st Quarter July 31, 2007	2nd Quarter October 31, 2007	3rd Quarter January 31, 2008
Mineral Property Option Revenue	$525,504	$166,384	$100,000	$46,342
Net Income (Loss)	$500,336	$146,071	($2,686,609)	$15,214
Income (Loss) Per Share	$0.020	$0.010	($0.110)	$0.000
Fully Diluted Income (Loss) Per Share	$0.020	$0.010	($0.100)	$0.000

Three Months Ended	4th Quarter April 30, 2006	1st Quarter July 31, 2006	2nd Quarter October 31, 2006	3rd Quarter January 31, 2007
Mineral Property Option Revenue	$54,360			
Net Income (Loss)	($240,187)	($18,088)	($40,978)	($24,088)
Income (Loss) Per Share	($0.010)	($0.001)	($0.002)	($0.001)
Fully Diluted Income (Loss) Per Share	($0.010)	($0.001)	($0.002)	($0.001)

The net profit in the 1st quarter resulted from the recognition of option revenue from the Company's 50% owned uranium properties. During the second quarter of 2007, the Company recognized the compensation expense for the estimated fair value of stock options granted during the period of $2,755,309 and recorded property option revenue of $100,000.00

LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing and joint venture option payments.

The Company had working capital of $931,664 as at January 31, 2008.

Also see Note 6 "Contingencies" attached to the financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See Note 5 "Related Party Transactions and Balances" attached to the financial statements. In addition, the Company has a number of joint ventures with the Sheridan Platinum Group.

SUBSEQUENT EVENTS

See Note 7 "Subsequent Events" attached to the financial statements.

RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the Quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the

Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCING REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION – AS AT FEBRUARY 22, 2008

TSX Venture Exchange	Trading Symbol: FNC
Authorized Capital: Shares Outstanding: Fully Diluted Shares Outstanding:	50,000,000 common shares n.p.v. 27,510,981 common shares 29,260,981 common shares
Head Office:	7290 Gray Avenue Burnaby, B.C., V5J 3Z2 Telephone: 604-434-8829 Facsimile: 604-434-8823
Regional Office:	340 Victoria Avenue Westmount, Quebec, H3Z 2M8 Telephone: 514-481-3172 Facsimile: 514-481-8943
Transfer Agent:	Pacific Corporate Trust Company 2nd Floor, 510 Burrard Street Vancouver, B.C., V6C 3B8
Auditor:	Vellmer & Chang 505-815 Hornby Street Vancouver, B.C., V6Z 2E6
Directors:	Peter H. Smith, PhD., P. Eng., President and Director Debra Chapman, Secretary and Director Gilles Dubuc, Director Michael Sayer, Director

END